As filed with the Securities and Exchange Commission on June 3, 2003


                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                           For the month of June 2003
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        MODERN TIMES GROUP MTG AB (publ)

                   Skeppsbron 18, S-103 13, Stockholm, Sweden

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F...X...                         Form 40-F......


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

         Yes......                                No...X....


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
..............................N/A................................................

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    MODERN TIMES GROUP MTG AB (publ)

                                    By: /s/ Hans-Holger Albrecht
                                        ------------------------
                                    Name: Hans-Holger Albrecht



Dated: June 3, 2003

                            Modern Times Group Logo


FOR IMMEDIATE RELEASE                                                3 June 2003

                 MTG ACQUIRES REMAINING SHARES IN TV3 LITHUANIA

Modern Times Group MTG AB, the international media group, today announced that it has acquired the remaining 16 per cent of the shares in TV3 Lithuania, increasing its ownership to 100 percent. MTG owns 100% of TV3 in the other Baltic States of Estonia and Latvia.

Hans-Holger Albrecht, President and CEO of MTG, commented: "There is significant growth potential in Lithuania and TV3 is the principal challenger in the market. The TV advertising market grew by 15% in 2002 and TV3 Lithuania has a penetration of 97% with a 29% commercial share of viewing."

MTG's TV3 channels in Estonia, Latvia and Lithuania had a 33% pan-Baltic commercial share of viewing and a penetration of 95% in 2002.

MTG's operations in Lithuania also include Viasat's digital DTH-platform, the TV1000 `Pay TV' channel Tango TV, Power Hit Radio and SDI Media, the leading worldwide market provider of translation, subtitling and dubbing services for the television, video, film and DVD industries.


For further information, please visit www.mtg.se, email info@mtg.se, or contact:
Hans-Holger Albrecht, President & CEO                tel: +46 (0) 8 562 000 50
Matthew Hooper, Investor & Press Enquiries           tel: +44 (0) 20 7321 5010

Modern Times Group MTG AB has five business areas: Viasat Broadcasting (free-to-air and pay-TV broadcasting operations in nine countries and teletext operations in four countries), Radio (seven national networks or local stations in five countries), TV-Shop (home shopping and logistics), SDI Media (subtitling and dubbing services), and Modern Studios (content production and distribution).

Modern Times Group MTG AB class A and B shares are listed on the Stockholmsborsen O-list (symbols: MTGA and MTGB) and ADRs are listed on the Nasdaq National Market (symbol: MTGNY).

This press release contains certain "forward-looking statements" with respect to our expectations and plans, strategy, management's objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that our actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents we have filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including our most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to us on the date hereof. All written or oral forward-looking statements attributable to Modern Times Group, any Modern Times Group members or persons acting on our behalf are expressly qualified in their entirety by the factors referred to above. We do not intend to update these forward-looking statements.